UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

G. Gary Yetman

President and Chief Executive Officer

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith A. Pagnani

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 20, 2013, Coleman Cable, Inc. (“Coleman” or “Coleman Cable”), provided the following letter to its employees:

Dear Coleman Team,

Over the last 40 years, we have built a rich heritage of innovation, reliability and quality, and grown Coleman into a leading manufacturer. Today marks another important milestone in our company’s history. We are excited to announce that Coleman Cable has entered into a definitive merger agreement with Southwire Company, one of North America’s largest producers of wire and cable.

We believe this transaction represents a major step forward as we continue to execute on our mission of expanding product offerings and sales and exceeding the expectations of our diverse and growing customer base. Attached is a copy of the press release, a list of frequently asked questions, and an overview of Southwire.

Southwire has an extraordinary track record of operational success and a solid financial foundation, and we believe this transaction is in the best interests of all parties, including our employees, customers and stockholders. For those of you not familiar with Southwire, it is a leading manufacturer of wire and cable used in the distribution and transmission of electricity. Southwire is a private, family-owned business that has been doing business in North America for more than 60 years and as a result of the transaction, Coleman will become part of Southwire and will no longer be a publicly traded company.

As part of a larger, diversified organization with the scale and resources to achieve new levels of growth, innovation and service, we expect there will be significant benefits for Coleman employees over the long term. Until the transaction closes, however, Coleman and Southwire will continue to operate as separate, independent companies.

Following the transaction’s closing, Coleman’s management team will join the Southwire organization, and Southwire expects to maintain a significant presence in Waukegan.

As with any transaction, there are steps that still need to be taken before the deal is finalized. We expect to complete this transaction in the first quarter of 2014, and we will keep you informed along the way.

In the meantime, today’s announcement will have no impact on our day-to-day operations and it remains business as usual for Coleman. We will rely on you, as we always have, to continue to deliver the same high-quality products and provide the same superior service that our customers have come to expect.

It is likely that this transaction will generate interest from the media and other third parties, and it is important for Coleman to continue to speak with one voice. If you receive any inquiries from the media or other third parties, please contact me directly.

Thank you for your dedication and hard work that has been - and will continue to be - the key to our success. We should all be proud of achieving this successful result.

Sincerely,

Gary Yetman

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Coleman. At the time the offer is commenced, Southwire will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Coleman will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Coleman stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Coleman. In addition, all of these materials (and all other materials filed by Coleman with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Coleman at www.colemancable.com

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Coleman and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of integrate, advance or otherwise achieve any particular result as it relates to Coleman’s businesses or products; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the availability of financing to consummate the transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Coleman’s stockholders will tender their stock in the offer;; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Coleman’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (“SEC”) by Coleman, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Coleman and the tender offer documents to be filed by Cubs Acquisition Corporation. Coleman assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Coleman at www.colemancable.com.